

03026484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECT. 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number ______

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: **THE L.S.STARRETT COMPANY 401(k) STOCK SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office: THE L.S.STARRETT COMPANY, 121 CRESCENT STREET, ATHOL, MASSACHUSETTS 01331-1915

CONTENTS

	Page Nos
Financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA for the years ended December 31, 2002 and 2001	2-12
Independent auditors' consent	13

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE L.S.STARRETT COMPANY 401(k) STOCK SAVINGS PLAN
(Name of Plan)

JUNE 27, 2003
(date)

Roger U. Wellington Jr., Vice President
The L.S. Starrett Company

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-7
SUPPLEMENTAL SCHEDULES:	8
Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2002	9
Schedule H, Part IV, Line 4j—Schedule of Reportable Transactions for the Year Ended December 31, 2002	10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which such schedules are required.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Trustees of The L.S. Starrett Company
401(k) Stock Savings Plan
Athol, Massachusetts

We have audited the accompanying statements of net assets available for benefits of The L.S. Starrett Company 401(k) Stock Savings Plan (the "Plan") as of December 31, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

April 11, 2003

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value:		
The L.S. Starrett Company Common Stock	$12,251,921	$16,287,835
Mutual funds	1,714,103	938,110
Participant loans	887,208	902,244
Total investments	14,853,232	18,128,189
Cash	93,335	10,012
Contributions receivable—employer	20,917	28,375
Accrued dividends receivable	146,868	
Other receivable	37,454	
Total assets	15,151,806	18,166,576
LIABILITIES:		
Stock purchase payable	119,889	
Due to The L.S. Starrett Company	10,000	10,000
Loan fee payable	900	
Total liabilities	130,789	10,000
NET ASSETS AVAILABLE FOR BENEFITS	$15,021,017	$18,156,576

See notes to financial statements.

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Contributions:		
Participants	$ 1,252,996	$ 1,637,477
Employer	290,664	448,643
Investment activity:		
Net depreciation in fair value of investments	(3,199,216)	(1,864,965)
Dividends and interest	634,729	640,988
Total (reductions) additions	(1,020,827)	862,143
DEDUCTIONS—Distributions to participants—stock and cash	2,114,732	762,980
NET (DECREASE) INCREASE	(3,135,559)	99,163
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	18,156,576	18,057,413
End of year	$15,021,017	$18,156,576

See notes to financial statements.

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of The L.S. Starrett Company 401(k) Stock Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The purpose of the Plan, established March 1, 1986, is to encourage participants to save for retirement and, at the same time, increase their ownership in The L.S. Starrett Company (the "Company"). Any employee who has attained the age of 18 and has completed six months of employment is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Northeastern Retirement Services serves as the recordkeeper.

Contributions—Once an employee becomes eligible to participate in the Plan, he or she may elect to become a participant by entering into a pay deduction agreement. This agreement provides that the participant accept a reduction in compensation in an amount equal to 1% to 15% of his or her compensation. The first 1% of contributions must be invested in the Company's stock. The maximum employee deferral is the lesser of 15% of the participant's compensation or an amount ($11,000 in 2002 and $10,500 in 2001) indexed for inflation in accordance with the Internal Revenue Code (the "Code").

The Company makes matching contributions of a one-third share of Company stock for each share of stock purchased with the participants' contributions.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the participant's plan earnings and charged with the participant's plan losses.

Vesting—Participants immediately vest in their contributions plus actual earnings thereon. Participants fully vest in the employer contribution after five years of service with the Company.

Participant Loans—Participants may obtain loans for amounts up to 50% of their vested account balances, up to $50,000, using their accounts as collateral for the loans. Interest is charged on the loans at rates established by the trustees. All loans must be repaid within five years.

Distributions—The Plan provides for a normal retirement benefit to be paid to participants who have reached the age of 59½ or, in the case of early retirement, age 55 with five years of service. If the participant's service with the Company terminates other than by reason of retirement, the participant will receive his or her distribution as soon as possible following termination of employment.

Distributions will be made in a lump sum, provided that no single-sum payment may be made without the participant's consent before his or her normal or early retirement age if such payment would be in excess of $3,500. Effective January 1, 2002, the excess is increased to $5,000.

Forfeitures—In the event a participant receives a distribution, all amounts held in the participant's company account which are not vested shall be forfeited by such participant and applied to reduce subsequent matching company contributions.

Plan Amendments—On December 5, 2001, the Board of Directors of the Company adopted an amendment to the Plan, effective January 1, 2002, that permits participants, starting at age 50, to diversify that portion of their investments invested in Company stock into other investment options provided under the Plan at the rate of 15% each year until attainment of age 59½ when full diversification becomes available; that changes the vesting of employer contributions from five to three years of service; and that allows participants age 50 or older to make elective "catch-up" contributions as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective April 1, 2003 the Company amended the Plan as follows:

- No requirements as to how current contributions can be invested.
- The Company's matching contribution will consist of a one-third share of Company stock on all current contributions up to 5% of eligible wages, regardless of what the contributions are invested in.
- Subject to other statutory savings limitations, the maximum savings rate will be 50% of gross wages.
- In order to facilitate open market stock transactions, Company stock will be unitized in a fund (SCX Fund) with a target balance of 90% to 95% Company stock and 10% to 5% money market funds. The Company is to have right of first refusal on stock transactions initiated by the SCX Fund.
- The SCX Fund will be further segregated into three categories:
  a) Employer match funds, which must remain as Company stock until age 59½
  b) Restricted funds, which can be diversified only according to specific rules in the Plan document
  c) Unrestricted funds, which can be added to or sold in accordance with employee discretion
- Dividends on Company stock will be paid to the SCX Fund
- The restricted SCX funds will be diversifiable once a quarter with an annual maximum as follows:
  a) 5% from ages 45 to 49
  b) 15% from ages 50 to 54
  c) 25% from ages 55 to 59
  d) 100% after age 59½

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments—Plan investments, other than loans, are nonparticipant-directed. Investments are stated at fair value based on market quotations. Participant loans are stated at cost which approximates fair value.

Plan Expenses—All Plan expenses have been assumed by the Company.

Payment of Benefits—Distributions to participants are recorded when paid.

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

The Plan invests in various securities, including mutual funds, which invest in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3. INVESTMENTS

At December 31, investments that represent 5% or more of the net assets of the Plan include the following:

	2002	2001
The L.S. Starrett Company common stock	$12,251,921	$16,287,835
Participant loans	887,208	-

During the years ended December 31, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value as follows:

	2002	2001
The L.S. Starrett Company common stock	$(3,015,367)	$(1,801,781)
Mutual funds	(183,849)	(63,184)
Total	$(3,199,216)	$(1,864,965)

4. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, the Plan held 723,950 shares and 765,114 shares of Class A common stock, respectively, and 14,230 shares and 16,310 shares of Class B common stock of the Company, respectively. The Class A shares had fair values at December 31, 2002 and 2001 of $12,019,437 and $15,947,883, respectively. The Class B shares had fair values at December 31, 2002 and 2001 of $236,218 and $339,952, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue or terminate the Plan subject to the provisions set forth in ERISA. In the event of discontinuance of the Plan, all amounts which have been allocated to participants in accordance with the Plan will vest and will be distributed to them.

6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter in April 2002 in which the Internal Revenue Service stated that the Plan, as currently designed, was in compliance with the applicable requirements of the Code. The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7. TRUSTEES

Trustees of the Plan at December 31, 2002 are Mr. H. J. Bacon, Mr. D.A Starrett, and Mr. R.U. Wellington, Jr., employees of the Company.

* * * * * *

SUPPLEMENTAL SCHEDULES OF SELECTED FINANCIAL DATA

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(d) Cost	(e) Current Value
*	The L.S. Starrett Company common stock (723,950 Class A and 14,230 Class B shares)	$17,432,127	$12,251,921
*	Loans receivable—participants (interest rates range from 4.25% to 9.37%; maturity dates range from December 31, 2002 to October 16, 2007)		887,208
	Mutual funds:		
	Cash Management Trust of America		285,762
	The Bond Fund of America		179,811
	American Balanced Fund		425,462
	Investment Company of America		212,111
	Growth Fund of America		425,271
	New Perspective Fund		31,710
	SMALLCAP World Fund—A		61,242
	Vanguard 500 Index		92,734
	Total		$14,853,232

*Party-in-interest

THE L.S. STARRETT COMPANY 401(k) STOCK SAVINGS PLAN

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

(a) Identity of Party Involved	Transaction	Shares	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Series of Transactions								
* The L.S. Starrett Company	Purchase	108,830	Class A	$2,171,198	$ -	$2,171,198	$2,171,198	$ -
* The L.S. Starrett Company	Sale	(62,276)	Class A		1,302,507	1,559,344	1,302,507	(256,837)
* Participants	Distribution	87,718	Class A			2,195,582	1,851,522	(344,060)
* Participants	Distribution	1,846	Class B			46,205	39,809	(6,396)

* Party-in-interest

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116
USA

Tel: (617) 437-2000
Fax: (617) 437-2111
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-12997 and 333-104012 of the L. S. Starrett Company on Form S-8 of our report dated April 11, 2003, appearing in this Report on Form 11-K of the L. S. Starrett Company 401(k) Stock Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

Boston, Massachusetts
June 27, 2003